NEWS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON 2007 U.S. INCOME TAX REPORTING

Calgary, Alberta – February 28, 2008. (TSX – PMT.UN) The following information is being provided to assist U.S. individual unitholders of Paramount Energy Trust (“PET”) in reporting distributions received from PET during 2007 on their Internal Revenue Service ("IRS") Form 1040, “U.S. Individual Income Tax Return” ("Form 1040").

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of PET trust units. Holders or potential holders of PET trust units should consult their own legal and tax advisors as to their particular tax consequences of holding PET trust units.

Qualified Dividends

In consultation with its U.S. tax advisors, PET believes that its trust units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. unitholders should be “qualified dividends” for U.S. federal income tax purposes. As such, the portion of the distributions paid in 2007 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer’s situation must be considered before making this determination.

PET has not received an IRS letter ruling or a tax opinion from its tax advisors on these matters.

Trust Units Held Outside a Qualified Retirement Plan

A return of capital for U.S. tax purposes is calculated differently than for Canadian tax purposes. For U.S. tax purposes, a return of capital occurs only after all the current and accumulated earnings and profits of a corporation have been distributed. With respect to cash distributions paid in 2007 to U.S. individual unitholders, 19.11% percent should be reported as a return of capital (to the extent of the unitholder’s U.S. tax basis in their respective units) and 80.89% percent should be reported as “qualified dividends”.

For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. unitholders are required to reduce the cost basis of their trust units by the total amount of distributions received that represent a return of capital. This amount is non-taxable if it is a return of cost base in the trust units. If the full amount of the cost basis has been recovered, any further return of capital distributions should be reported as capital gains.

The portion of the distributions treated as "qualified dividends” should be reported on Line 9b of Form 1040, unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 19 of the Form 1040 Instruction Booklet for 2007 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends". Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B – Part II – Ordinary Dividends and Line 9a of Form 1040.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable

The taxable portion (for Canadian income tax purposes) of the distributions is subject to a minimum 15% Canadian withholding tax that is withheld prior to any payments being distributed to unitholders. Beginning in 2005, the return of capital portion (for Canadian income tax purposes) of the distributions is also subject to a 15% withholding tax that is withheld prior to any payments being distributed to unitholders. Where trust units are held in a cash account, we believe the full amount of all withholding tax should be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld. Where trust units are held in qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes.

The amount of Canadian tax withheld should be reported on Form 1116, "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2007 should be determined from your own records and is not available from PET. Amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the payment was paid.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in PET’s units, in accordance with this information and subject to advice from their tax advisors. U.S. individual unitholders who hold their PET trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. We expect that the stockbroker or other intermediary will issue a Form 1099–DIV, “Dividends and Distributions” or a substitute form developed by the stockbroker or other intermediary. PET is not required to furnish such unitholders with Form 1099-DIV. Information on the Forms 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Forms 1099-DIV.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where PET trust units are held within a qualified retirement plan.

2007 Summary of U.S. Tax Information

The following schedule summarizes, on a per trust unit basis, the U.S. tax treatment of monthly cash distributions paid by PET (prior to Canadian withholding tax) for the period January 1 to December 31, 2007. The amounts are segregated between the portion of the distribution that would be reported as a qualified dividend and the amount reported as a return of capital. The amounts are expressed in $ U.S. converted on the date of payment.

2007 CASH DISTRIBUTION INFORMATION
FOR U.S. UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($ Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)	Tax-Deferred Return of Capital ($ U.S.)
Dec 29, 2006	Jan 15, 2007	0.2000	0.8561	0.1712	0.139	0.033
Jan 31, 2007	Feb 15, 2007	0.2000	0.8592	0.1718	0.139	0.033
Feb 28, 2007	Mar 15, 2007	0.1400	0.8505	0.1191	0.096	0.023
Mar 30, 2007	April 16, 2007	0.1400	0.8842	0.1238	0.100	0.024
April 30, 2007	May 15, 2007	0.1400	0.9110	0.1275	0.103	0.024
May 31, 2007	June 15, 2007	0.1400	0.9364	0.1311	0.106	0.025
June 29, 2007	July 16, 2007	0.1400	0.9588	0.1342	0.109	0.026
July 31, 2007	Aug 15, 2007	0.1000	0.9306	0.0931	0.075	0.018
Aug 31, 2007	Sept 17, 2007	0.1000	0.9701	0.0970	0.078	0.019
Sept 28, 2007	Oct 15, 2007	0.1000	1.0248	0.1025	0.083	0.020
Oct 31, 2007	Nov 15, 2007	0.1000	1.0196	0.1020	0.082	0.019
Nov 30, 2007	Dec 17, 2007	0.1000	0.9928	0.0993	0.080	0.019
TOTAL		1.6000		1.4726	1.191	0.281

(1) Bank of Canada noon rate on date of payment

Forward-looking Information

Certain information regarding  the tax treatment of distributions paid to unitholders may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with taxation authorities disagreeing with the conclusions contained herein and changes in legislation or interpretations under legislation, including but not limited to tax laws. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect PET’s operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or at PET’s website (www.paramountenergy.com).

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, PET undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PET is a natural gas-focussed Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT. DB, PMT.DB.A, PMT.DB.B and PMT.DB.C. Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue S.W. Calgary, AB  T2P 3H5

Telephone:  (403) 269-4400      Fax:  (403) 269-4444      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue M. Showers, Investor Relations & Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.